Exhibit 99.3

Form 52-109F1 - Certification of Annual Filings

I, Robert Longe, President of Kimber Resources Inc., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kimber Resources Inc., (the issuer) for the fiscal year ended June 30, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: September 28, 2005

“Robert V. Longe”

President

Form 52-109F1 - Certification of Annual Filings

I, Peter de Visser, C.A., Chief Financial Officer of Kimber Resources Inc., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kimber Resources Inc., (the issuer) for the fiscal year ended June 30, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: September 28, 2005

“Peter de Visser”, CA,

Chief Financial Officer